Exhibit 99.2

PRESS RELEASE
20 August 2025 – 8:30 am CEST
Regulated information - This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (market abuse regulation)

CMB.TECH COMPLETES MERGER WITH GOLDEN OCEAN

ANTWERP, Belgium, 20 August 2025, 8.30 am CEST – CMB.TECH NV (NYSE: CMBT, Euronext Brussels: CMBT and Euronext Oslo Børs: CMBTO) (“CMB.TECH”) is pleased to announce that it has successfully completed the stock-for-stock merger between Golden Ocean Group Limited (“Golden Ocean”) and CMB.TECH Bermuda Ltd., a wholly-owned subsidiary of CMB.TECH, with CMB.TECH Bermuda Ltd. as the surviving company, and with CMB.TECH as the issuer of the merger consideration shares (the “Merger”).
Approval by Golden Ocean shareholders
At yesterday’s special general meeting of shareholders of Golden Ocean, the Merger was approved by shareholders holding 92.72% of the shares present or represented at the meeting.
Capital increase
This morning, CMB.TECH has issued 95,952,934 new ordinary shares by means of a capital increase by contribution in kind. These shares will be delivered to former holders of Golden Ocean shares as merger consideration at the exchange ratio of 0.95 ordinary shares of CMB.TECH for each common share of Golden Ocean (subject to rounding), in accordance with the merger agreement.
The newly issued CMB.TECH shares will begin trading on Euronext Brussels and on the New York Stock Exchange (“NYSE”) today. In addition, Euronext Oslo Børs (“Euronext Oslo”) has approved CMB.TECH’s application for the secondary listing of its shares on the regulated market Euronext Oslo. CMB.TECH’s ordinary shares (including the newly issued shares) will begin trading on Euronext Oslo today, under ticker symbol “CMBTO”. As part of the secondary listing on Euronext Oslo, CMB.TECH has also established a secondary share register in the Norwegian central securities depository, Euronext Securities Oslo (Verdipapirsentralen) (the “VPS”), with DNB Bank ASA, Issuer Services (“DNB”) as its VPS registrar, which is linked to the U.S. component of CMB.TECH’s primary share register.
More information on the Merger can be found in (i) the registration statement on Form F-4 which was declared effective by the U.S. Securities and Exchange Commission on 16 July 2025 (the “Registration Statement”) and (ii) the exemption document under the EU Prospectus Regulation (EU) 2017/1129 and the Commission Delegated Regulation (EU) 2021/528 (the “Exemption Document”) published on 14 August 2025 in the framework of the Merger and which are available on CMB.TECH’s website.
Key Benefits and Features of the Merger
The Merger creates one of the world's largest diversified listed maritime groups, featuring:
•	A combined diversified fleet of around 250 vessels, including dry bulk vessels, crude oil tankers, chemical tankers, container ships, offshore wind vessels and port vessels
•	A future-proof fleet with more than 80 hydrogen- and ammonia-ready vessels, offering low-carbon fuel optionality
•	Fair market value of the fleet of approximately USD 11.1 billion, underscoring scale and asset values
•	Young and fuel-efficient fleet with an average age of 6.1 years
•	Solid revenue visibility with a contract backlog of approximately USD 3.0 billion, supporting predictable cash flows and shareholder returns

CMB.TECH Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
20 August 2025 – 8:30 am CEST
Regulated information - This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (market abuse regulation)

•	Global capital market presence with listings in New York, Brussels, and Oslo, with 38% expected free float providing trading liquidity
•	Robust liquidity position exceeding USD 400 million, including cash on hand and undrawn credit facilities, providing financial flexibility and growth capacity
Alexander Saverys, CEO of CMB.TECH, commented: “Today, we are delighted to close the merger between CMB.TECH and Golden Ocean. In less than 18 months, we have transformed a pure play crude oil tanker company into a large and leading diversified and future-proof maritime group. As we welcome the Golden Ocean team and fleet to the CMB.TECH family, we look forward to creating value for all our stakeholders with our modern fleet of more than 250 ships. 11 billion USD worth of assets, three public listings in New York, Brussels and Oslo, more than one third of our fleet ready to be powered by low carbon fuels, a contract backlog of 3 billion USD … and one goal : decarbonise today to navigate tomorrow.”
Settlement
Yesterday was the last day of trading of Golden Ocean shares on Nasdaq and Euronext Oslo. Holders of Golden Ocean shares at the effective date of the Merger (i.e. 20 August 2025, before market opening CEST) will receive their portion of ordinary CMB.TECH shares as merger consideration at the exchange ratio of 0.95 ordinary shares of CMB.TECH for each common share of Golden Ocean (subject to rounding), in accordance with the merger agreement.
Holders of Golden Ocean shares on Nasdaq registered in the Depository Trust Company (“DTC”) as at the closing of trading on 19 August 2025 (as evidenced in DTC on 20 August 2025 (record date in DTC) in accordance with the T+1 settlement cycle in DTC), will receive their ordinary CMB.TECH shares through the DTC, with settlement taking place on 21 August 2025 (settlement date in DTC). Holders of Golden Ocean shares on Euronext Oslo registered in the VPS as at the closing of trading on 19 August 2025 (as evidenced in VPS on 21 August 2025 (record date in VPS) in accordance with the T+2 settlement cycle in VPS), will receive their ordinary CMB.TECH shares through the VPS, with settlement taking place on 22 August 2025 (settlement date in VPS). For the avoidance of doubt, the abovementioned shares will be freely tradable as of 20 August 2025.
To ensure timely delivery and settlement of the new ordinary CMB.TECH shares to former Golden Ocean shareholders on Euronext Oslo through the VPS, each of CMB.TECH and CMB have entered into short-term share lending agreements with DNB Carnegie, a part of DNB Bank ASA. Under this arrangement, 25,807,878 treasury shares held by CMB.TECH and 13,410,448 ordinary CMB.TECH shares held by CMB have been lent to DNB Carnegie immediately prior to completion of the Merger. The borrowed shares are expected to be returned to each of CMB.TECH and CMB, respectively, on or about 21 August 2025. No consideration is due by either party under the share lending arrangement.
Transparency law
In application of article 15 of the Belgian Law of 2 May 2007 on the disclosure of major shareholdings in issuers whose shares are admitted for trading on a regulated market, CMB.TECH publishes (i) the total share capital, (ii) the total number of securities with voting rights and (iii) the total number of voting rights, in view of the changes thereto pursuant to today’s capital increase:
Situation as at 20 August 2025:
Total share capital (excluding share premium):       USD 343,439,903.39
Total number of securities with voting right and total number of voting rights (= denominator):  315,977,647

CMB.TECH Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
20 August 2025 – 8:30 am CEST
Regulated information - This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (market abuse regulation)

The denominator serves as a basis for the notification of major shareholdings by shareholders. Following the capital increase and the termination of the short-term share lending arrangement, the total number of outstanding shares (excluding treasury shares) is 290,169,769.
About CMB.TECH
CMB.TECH is one of the largest listed, diversified and future-proof maritime groups in the world with a fleet of about 250 vessels: dry bulk vessels, crude oil tankers, chemical tankers, container vessels, offshore wind vessels and port vessels. CMB.TECH also offers hydrogen and ammonia fuel to customers, through own production or third-party producers.
CMB.TECH is headquartered in Antwerp, Belgium, and has offices across Europe, Asia, United States and Africa.
CMB.TECH is listed on Euronext Brussels and the NYSE under the ticker symbol “CMBT” and on Euronext Oslo Børs under the ticker symbol “CMBTO”.
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, which provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. CMB.TECH desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intends”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to, the exercise of appraisal rights by former Golden Ocean shareholders, the potential for litigation in connection with the Merger, the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk and tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.
You are cautioned not to place undue reliance on CMB.TECH’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance and are applicable only as of the dates of such statements. CMB.TECH assumes no duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.

CMB.TECH Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
20 August 2025 – 8:30 am CEST
Regulated information - This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (market abuse regulation)

Disclaimer
This press release is also published in Dutch. If ambiguities should arise from the different language versions, the English version will prevail.
Copies of this announcement are not being made and may not be distributed or sent into any jurisdiction in which such distribution would be unlawful or would require registration or other measures. Persons distributing this communication must satisfy themselves that it is lawful to do so. The potential transactions described in this announcement and the distribution of this announcement and other information in connection with the potential transactions in certain jurisdictions may be restricted by law and persons into whose possession this announcement, any document or other information referred to herein comes should inform themselves about, and observe, any such restrictions.
In connection with the Merger, CMB.TECH has filed with the SEC a registration statement on Form F-4 that includes a prospectus of CMB.TECH and a proxy statement of Golden Ocean. CMB.TECH also has filed other relevant documents with the SEC regarding the Merger. YOU ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND RELATED MATTERS. You may obtain a free copy of the proxy statement/prospectus and other relevant documents that CMB.TECH files with the SEC at the SEC’s website at www.sec.gov.

CMB.TECH Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech